Filed Pursuant to Rule 433

Registration Statement No. 333-144796

Pricing Term Sheet

May 29, 2009

Terex Corporation

11,000,000 Shares of Common Stock

Par Value $0.01 Per Share

This term sheet to the preliminary prospectus supplement dated May 27, 2009 should be read together with the preliminary prospectus supplement before making a decision in connection with an investment in the securities.  The information in this term sheet supersedes the information contained in the preliminary prospectus supplement to the extent that it is inconsistent therewith.  Terms used but not defined herein have the meaning ascribed to them in the preliminary prospectus supplement.

Issuer:	Terex Corporation
Size:	11,000,000 shares (12,650,000 shares including over-allotment option)
Price to Public:	$13.00 per share
Gross Spread:	$0.6175 per share
Net proceeds to issuer, after deducting underwriting discounts but before other offering expenses:	$136,207,500 ($156,638,625 including over-allotment option)
Last reported sale price (May 28, 2009):	$13.62
Pricing Date/Closing Date:	May 29, 2009 / June 3, 2009
Joint Book-running Managers:	Credit Suisse Securities (USA) LLC Citigroup Global Markets Inc. UBS Securities LLC
Lead Manager:	Morgan Stanley & Co., Incorporated
Co-Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated Calyon Securities (USA) Inc. Commerzbank Capital Markets Corp. ABN AMRO Incorporated

Concurrent Offering of Senior Notes due 2016 and Convertible Senior Subordinated Notes due 2015

On May 28, 2009, we commenced two separate offerings:  an offering of $300 million aggregate principal amount of 10.875% Senior Notes due 2016 and an offering of $150 million aggregate principal amount of 4.00% Convertible Senior Subordinated Notes due 2015 (or $172.5 million aggregate principal amount of 4.00% Convertible Senior Subordinated Notes due 2015 if the underwriters exercise their over-allotment option in full) (together, the “Concurrent Offerings”).  The Senior Notes were sold at 97.633% of  their face amount and therefore carry original issue discount.  Assuming no exercise of the underwriters’ over-allotment option with respect to the offering of the 4.00% Convertible Senior Subordinated Notes due 2015, the net proceeds of the Concurrent Offerings, after deducting the underwriting discount and estimated expenses, will be approximately $433.4 million.  The closing of this common stock offering is conditioned on the closing of the Concurrent Offerings.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Credit Suisse Securities (USA) LLC toll free at 1-800-221-1037.